[Reference Translation]
March 9, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Unveils The Toyota Global Vision

Toyota Motor Corporation (“Toyota”) announced today that Toyota unveiled the “Toyota Global Vision”, which will serve not only to give direction to Toyota employees around the world, but also to convey such direction to customers and to the public at large. Please see the attached press releases for details regarding the above. The presentation material providing further details is available at our website (http://www.toyota-global.com).

Toyota Motor Corporation
Toyota Unveils Global Vision
“Rewarded with a smile by exceeding your expectations”

Toyota City, Japan, March 9, 2011—Toyota Motor Corporation (TMC) today unveiled its “Toyota Global Vision” corporate outline for the future, which will serve not only to give direction to Toyota employees around the world, but also to convey such direction to customers and to the public at large.

The Global Vision incorporates lessons TMC learned through the market downturn that followed the global financial crisis and through a series of product recalls.  It outlines the ideal form the company should take in response to self-asked questions about what kind of organization TMC should be and what kind of values it should honor.  TMC-related operations around the world will define their own missions in the context of fulfilling the mission statement and will translate those missions into concrete actions.

Compiling the Toyota Global Vision was a team headed by TMC President Akio Toyoda that included members drawn from the company’s operations around the world.  Highlighting the mission statement is a commitment to being a company that customers will choose and will feel good about having chosen.  Toyota has expressed that commitment with the slogan: “Rewarded with a smile by exceeding your expectations”.

In unveiling the Toyota Global Vision, Toyoda observed that TMC has strived through its 74-year history to create socially beneficial automobiles and to earn smiles from customers worldwide.  “All 300,000 of us at Toyota worldwide,” declared Toyoda, “will take part in laying a foundation for sustainable growth.  Working side by side, we will strive to earn smiles by exceeding customers’ highest expectations.  Together, we will write a new chapter of Toyota history.”

The text of the Toyota Global Vision:
“Toyota will lead the way to the future of mobility, enriching lives around the world with the safest and most responsible ways of moving people.  Through our commitment to quality, constant innovation and respect for the planet, we aim to exceed expectations and be rewarded with a smile.  We will meet challenging goals by engaging the talent and passion of people, who believe there is always a better way.”

Attachments:
1. The Toyota Global Vision: Text and Commentary
2. Toyota Visionary Management: The Tree Metaphor
3. 2015 Global Initiatives
4. The Role of Regional Operations

END

Cautionary Statement with Respect to Forward-Looking Statements
This press release contains forward-looking statements that reflect Toyota’s plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Attachment 1
The Toyota Global Vision: Text and Commentary

Text

Toyota will lead the way to the future of mobility, enriching lives around the world with the safest and most responsible ways of moving people.  Through our commitment to quality, constant innovation and respect for the planet, we aim to exceed expectations and be rewarded with a smile.  We will meet challenging goals by engaging the talent and passion of people, who believe there is always a better way.

Commentary

“The safest and most responsible ways of moving people”
•	Safety is Toyota’s highest priority, and Toyota will continue to furnish world-class safety.
•
Toyota will also continue to contribute to environmental quality and to human happiness by leading advances in technologies for minimizing environmental impact and by deploying those technologies in a growing line of vehicle models.  At the same time, the company will work through its products, sales and services to ensure a rewarding experience for customers.

“Enriching lives around the world”
•
Toyota has been consistently true to its founding spirit of serving society through conscientious manufacturing, and it will continue working in that spirit to enhance the quality of life wherever it has operations.

•
Toyota will continue contributing to economic vitality wherever it has operations by generating stable employment and by participating in mutually beneficial business relationships with dealers and suppliers.  It will also continue to engage actively in initiatives for nurturing human resources and for enhancing the cultural life of its host communities.

“Lead the way to the future of mobility”
•
Toyota will lead industry in tackling technological advances that will spawn next-generation mobility.  It will explore possibilities in personal mobility, for example, and in the convergence of information technology for automobiles and “smart grids” for optimizing energy generation and consumption.  Toyota will undertake such leading-edge R&D with an eye to adapting products and services to the needs and circumstances in each market.

•
Toyota will develop low-carbon technologies and technologies for maximizing safety through interaction with the transport infrastructure to lay a foundation for sustainable and amenable future mobility.  The company will work in this and other ways to support new kinds of lifestyles, while propagating technologies for preserving environmental quality.

“Our commitment to quality, constant innovation”
•	Toyota is committed to providing highly reliable quality that will enable people to feel good about driving and riding in its vehicles.
•
Toyota will continue to reinvent itself and to develop technologies to address the needs of today and of tomorrow.  That includes working to provide vehicles that meet people’s needs and that are affordable everywhere.

“Respect for the planet”
•	Toyota will continue working to minimize environmental impact in its manufacturing and other operations, as well as in its products.
•
Toyota’s activities will include conserving energy and reducing output of carbon dioxide, as well as conserving material resources through recycling; it will also include establishing mindsets and production methods appropriate for coexistence with nature.

“Exceed expectations and be rewarded with a smile”
Everyone at Toyota will continuously maintain a sense of gratitude to customers and will strive to earn smiles with products and services that are stimulating and even inspiring.

“There is always a better way”
All Toyota employees will share the recognition that there is always a better way and share a commitment to continuous improvement, which are fundamental to The Toyota Way.

“Meet challenging goals by engaging the talent and passion of people”
•	Toyota will nurture a corporate culture where teamwork and individual creativity thrive and where people will approach their work with pride and with passion.
•
The company will honor the spirit of diversity in recruiting, training and promoting capable individuals around the world.  Human resources development at Toyota will continue to promote the transmission of the company’s monozukuri spirit of conscientious manufacturing and related skills and know-how from one generation to the next.

Attachment 2
Toyota Visionary Management: The Tree Metaphor

Toyota has employed a tree metaphor—focusing on “roots”, “trunk” and “fruit”—in expressing the Toyota Global Vision.

Fruit
Always better cars
Fruit
Enriching lives of communities
Develop vehicles which exceed
customer expectations
Contribute to enriching lives of communities
Contribute to the future of mobility
Sustainable growth
Constantly drive always better cars and enriching lives of
communities by ensuring sustainable profitability under long-
range perspective
Trunk
Stable base of business
Roots
Toyota values
Five Main Principles of Toyoda Guiding Principles at Toyota
The Toyota Way

Roots: Shared values
The roots of the tree are shared values.  Those are the same basic values that people at Toyota have expressed over the years as the Toyoda Precepts, as the Toyota Guiding Principles, and as The Toyota Way.  They are the spirit of conscientious manufacturing.

Fruit: Making great cars and contributing to host communities
The fruit yielded by the tree symbolize Toyota’s progress in creating ever-better vehicles and contributing to economic and social vitality in Toyota’s host communities. That progress will earn a welcome place for Toyota in communities around the world.

Trunk: Solid business
Business vitality is the trunk that supports Toyota’s activities toward creating products that will win customer smiles.  In Toyota’s tree metaphor, solid business is the trunk of the tree. Through that trunk flows the nutrition for supple limbs, branches and leaves and for bounteous fruit.

Toyota’s vision thus evokes a virtuous circle. The company will contribute to its host communities by making excellent automobiles.  Earning a welcome place for Toyota in its host communities will support sound returns.  And Toyota will reinvest those returns in creating ever-better vehicles for customers and will achieve sustainable growth.

Attachment 3
2015 Global Initiatives

Toyota has established the following interim initiatives for 2015.

1. Product strategy

Product Appeal
•	In the spirit of creating great cars, greatly improve the design and feel of Toyota models and make way for the leading role of localization in vehicle production.
•	Offer genuinely exciting models that meet the needs of each market.

Models for Minimizing Environmental Impact
•	Expand Toyota’s line of hybrid models, launching about 10 more by 2015, and continue to develop a full range of plug-in hybrid vehicles, pure electric vehicles and fuel cell vehicles.
•	Continue to pursue further gains in fuel economy in conventional gasoline engines.

Lexus Strategy
•	Position Lexus as a truly global premium brand.
•	Assert characteristic Lexus strengths in product quality and in adding value, and in conscientious service to evoke the Lexus appeal, emphasizing emotive ride, original design and advanced technology.
•	Offer Lexus models in a growing range of emerging markets, and expand the Lexus sales networks in markets where the brand is already a presence.

Geographical Composition of Sales
•	Focus in the years to 2015 on models for minimizing environmental impact and on models optimized for needs in emerging markets.
•
As for environmental-friendly vehicles, introduce such vehicles globally; in emerging markets strengthen local production, including that of IMV (Innovative International Multipurpose Vehicle) and newly developed subcompact models.

•	By increasing sales in emerging markets, achieve a balanced sales portfolio among Japan, the United States, Europe and emerging markets.

2010 Sales Results
Industrialized nations: 60%
Emerging markets: 40%

2015 Sales Plan
Industrialized nations: 50%
Emerging markets: 50%

2. Supply strategy

Japan
Make the most of Toyota’s existing production capacity and its world-leading manufacturing expertise in manufacturing hybrid vehicles and other technologically advanced, high-value-added products.

North America and Europe
Maximize productivity at existing plants and otherwise make the most of existing resources.

Emerging markets
Expand production capacity, analyzing demand prospects in each region carefully to determine the geographical positioning, the timing and the scale of investment in expanded capacity.

3. Diversification

•	Participate in developing “smart communities”, in which vehicles will manifest new kinds of added value as part of integral linkages between vehicles, homes and information networks.
•	Collaborate with world-leading information technology companies in deploying “smart centers” globally.

4. Profitability

•
Strengthen the three core functions of quality maximization, cost minimization and human resources development in support of regional strategy, product strategy and business-sector strategy, and shape a solid and lean business foundation by reconciling high quality with low cost.

•
Reinforce Toyota’s business foundation by working as soon as possible to achieve the goals of raising consolidated operating return on sales to 5% and of restoring the Japan-based parent company of the Toyota Group to profitability.

•
Position Toyota as soon as possible to consistently achieve an annual operating return on sales of 5%—operating income of about 1 trillion yen at the company’s present sales volume—at a yen/dollar exchange rate of 85 yen to the dollar and at a unit sales volume of 7.5 million vehicles.

Strong Revenue Base
Consolidated operating profit ratio of 5%
(approx. Y1 trillion)
Turn TMC unconsolidated profit
Early
Achievement
(premise:  $1=Y85 / a unit sales volume of 7.5 million vehicles)

Attachment 4
The Role of Regional Operations

Positioning Regional Initiatives as Driving Force in Toyota Management

•	Toyota will work through locally based operations to provide distinctive products and services tailored to needs and wants in each community and nation.
•
In that spirit, Toyota will build a global framework in which 1) the global headquarters will provide overall direction and furnish support for initiatives undertaken by the regional operations and 2) regional operations—the company’s customer interface—will decide on their own how best to serve their customers.

•
The regional operations will begin drawing up plans in April that will define their roles to play and issues to address in support of fulfilling the Toyota Global Vision and that will detail their regional mission and management strategies.

Toyota Global Vision
Expectation
Regional mission
Roles / Actions toward
Vision
Regional goal / business plan
Global HQ
Region
Expectation
Confirmation
Formation
After April, plans drawn
up under regional initiatives